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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of August, 1997


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X




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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the Report to the Warrantholders for the quarter ended June 30, 1997 of Nordic American Tanker Shipping Limited (the "Company"), as the same was first mailed on August 4, 1997 to the holders of the Company's Warrants each to Purchase One Common Share. Such report contains certain unaudited financial information and is being furnished to such holders pursuant to Section 15 of the Warrant Agreement dated as of September 19, 1995 among the Company, Nordic American Shipping A/S and Chase Mellon Shareholder Services LLC (formerly Chemical Mellon Shareholder Services LLC.)

ADDITIONAL INFORMATION

         The British Petroleum Company p.l.c. files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

































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             NORDIC AMERICAN TANKER SHIPPING LIMITED

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

                          June 30, 1997


OVERVIEW

         In September 1995, the Company offered and sold to the public 11,731,613 Warrants at the initial public offering price of $5.00 per Warrant. The exercise price of a Warrant is $10.21. Prior to the Exercise Date (September 30, 1997), the Company is not expected to have any operations other than certain limited operations related to the acquisition of the Vessels, which are under construction by the Builder and certain activities in connection with the exercise of the Warrants.

         Pursuant to the Charters, the Charterer has agreed to charter each Vessel for a period commencing on the earlier of the Exercise Date and the delivery date of such Vessel (currently expected between August and December 1997) from the Builder and ending on a date approximately seven years after the Exercise Date. Each Charter is subject to extension at the option of the Charterer for up to seven successive one-year periods upon at least twelve months' prior notice to the Company of each such extension. The obligation of the Charterer to pay charterhire for each Vessel will commence on the Exercise Date regardless of whether, or when, such Vessel is delivered. During the term of each Charter (including any extension thereof) the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day, payable quarterly in advance and (ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears commencing in January 1998. The amount of Additional Hire, if any, will be determined by the Brokers Panel, and may vary quarterly.

         The Company has announced that the Board of Directors is considering submitting to its shareholders a proposal following the Exercise Date to amend the Company's Bye-laws in order to permit the Company to incur debt to be used primarily to fund a dividend to shareholders at some time following the exercise of the Warrants. The decision whether to submit such proposal will not be made until after the Exercise Date, and holders of Warrants should not assume that such proposal will be submitted by the Board of Directors. The Company is required by its agreements prior to the Exercise of the Warrants on September 30, 1997 to prepare and distribute a prospectus to the registered Warrant Holders of the Company covering the common shares that are issuable on exercise.


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RESULTS OF OPERATIONS

         The Company had no revenue for the period from January 1, 1997 through June 30, 1997 (the "Report Period"). The Company does not expect to have any revenues until the Exercise Date, after which time its revenues will consist of the charterhire payable under the Charters.

         Expenses during the Report Period were $214,412. Such expenses resulted from accrual of a portion of the management fee (the "Management Fee") paid to the Manager and the payment of the insurance premium in respect of the Company's directors' and officers' and liability insurance. There can be no assurance, however, that the Company will not have other cash expenses or contingent liabilities for which reserves will be required.

         The Company had no income tax liabilities for the Report
Period.

LIQUIDITY AND CAPITAL RESOURCES

         Total assets and total shareholder's equity of the Company at March 31, 1997 was $51,385,267 compared to $51,493,839 at March 31, 1997. The change was due to the accrual of the Management Fee and insurance premium described above.




























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                    BALANCE SHEET INFORMATION
                          June 30, 1997


ASSETS

    Cash and cash on deposit                     $ 70,261
    Deferred Management Fee                      $      0
    Prepaid insurance                             $90,246
    Vessels under construction             $   51,224,760

         Total assets                         $51,385,267

SHAREHOLDER'S EQUITY

    82,237 common shares, par value           $       822
      $0.01 per share, outstanding
      50 million authorized


    12,000 class B shares, par value          $    12,000
      $1.00 per share authorized and
      outstanding

    11,731,613 warrants to purchase           $51,160,363
      common shares, net

      Additional paid-in capital              $   999,180

      Deficit                                 $ (787,098)


         Total equity                         $51,385,267
                                              -----------


          INCOME STATEMENT INFORMATION SIX MONTHS ENDED
                          June 30, 1997

    Revenue                                     $       0
    Management Fee Expense                       $124,658
    Insurance Expense                           $  89,754


    Net Loss                                     $214,412
                                              -----------







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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  August 12, 1997      By:  /s/Herbjorn Hansson
                                  ___________________
                                  Herbjorn Hansson
                                  President and Chief
                                  Executive Officer

































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